UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*



                                    NIC Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    62914B100
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                                 (CUSIP Number)

                                 April 12, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [X] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 62914B100
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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  Above  Persons
      (entities only):   Ronald J. Juvonen
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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)                             (b)
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
   Each Reporting Person                   (5) Sole Voting Power:           *
                                               ---------------------------------
                                           (6) Shared Voting Power:         *
                                               ---------------------------------
                                           (7) Sole Dispositive Power:      *
                                               ---------------------------------
                                           (8) Shared Dispositive Power:    *
                                               ---------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,174,840*
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(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions)
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(11)  Percent of Class Represented by Amount in Row (9):  5.2%*
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(12)  Type of Reporting Person (See Instructions):  IA
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* The  shares  of the  common  stock of NIC Inc.,  no par  value per share  (the
"Common Stock"),  are held by Downtown  Associates I, L.P.,  Downtown Associates
II, L.P., Downtown Associates III, L.P. and Downtown Associates V, L.P. (collectively referred to as the "Downtown Funds"). The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald J. Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. Thus, for the purposes of Reg. Section 240.13d-3, Mr. Juvonen is deemed to beneficially own 3,174,840 shares, or 5.2% of the shares of the Common Stock issued and outstanding as of April 12, 2007.

Item 1(a).  Name Of Issuer:  NIC Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            10540 South Ridgeview Road, Olathe, Kansas  66061


Item 2(a).  Name of Person Filing:  Ronald J. Juvonen

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            c/o Downtown  Associates,  L.L.C.,   674 Unionville Road, Suite 105,
            Kennett Square, PA  19348

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities: Common Stock, no par value per share

Item 2(e).  CUSIP No.:  62914B100


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

            Not Applicable.


Item 4.     Ownership

         (a)   Amount Beneficially Owned (as of April 12, 2007)      3,174,840*

         (b)   Percent of Class (as of April 12, 2007)                 5.2%*

         (c)   Number of Shares as to which such person has:

              (i)    sole power to vote or to direct the vote       *

             (ii)    shared power to vote or to direct the vote   *

            (iii)    sole power to dispose or to direct the disposition of  *

             (iv)    shared power to dispose or to direct the disposition of  *


* The shares of the common stock of NIC Inc., no par value per share (the "Common Stock"), are held by Downtown Associates I, L.P., Downtown Associates
II, L.P., Downtown Associates III, L.P. and Downtown Associates V, L.P. (collectively referred to as the "Downtown Funds"). The general partner of the Downtown Funds is Downtown Associates, L.L.C. (the "General Partner"). Ronald J. Juvonen, as the Managing Member of the General Partner, has sole power to vote and direct the disposition of all shares of the Common Stock held by the Downtown Funds. Thus, for the purposes of Reg. Section 240.13d-3, Mr. Juvonen is deemed to beneficially own 3,174,840 shares, or 5.2% of the shares of the Common Stock issued and outstanding as of April 12, 2007.



Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.


Item 9.   Notice of Dissolution of Group.

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              April 23, 2007



                                              /s/ Ronald J. Juvonen
                                              ----------------------------------
                                              Ronald J. Juvonen, in his capacity
                                              as the Managing Member of Downtown
                                              Associates, L.L.C.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)